Registration Statement No. 333-237342

Filed Pursuant to Rule 433

February 26, 2021

News
FOR IMMEDIATE RELEASE

BMO Announces Redemption of Dorsey Wright MLP Index ETNs due December 10, 2036

NEW YORK, February 26, 2021 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it intends to redeem all of the outstanding Dorsey Wright MLP Index ETNs due December 10, 2036 (the "Affected Securities"). The Affected Securities are listed on the Nasdaq under the symbol “BMLP,” and have the CUSIP number 063679104. The pricing supplement for the Affected Securities may be found at the following link: https://www.bmoetn.com/Documents/BMLP/BMLP_BMLP_Prospectus.pdf

Capitalized terms used but not defined herein will have the meanings set forth in the pricing supplement.

BMO will pay the Call Settlement Amount (as described below) to investors holding Affected Securities on the Call Settlement Date, which is expected to be March 16, 2021.

The Call Settlement Amount payable on the Call Settlement Date will be calculated as specified in the pricing supplement. The Call Settlement Amount will equal: (a) the product of (i) the Reference Holder Value as of the Call Calculation Date multiplied by (ii) the Index Factor for the last Index Business Day in the Call Measurement Period plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Calculation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Accrued Tracking Fee as of such last Index Business Day plus (e) the Stub Reference Distribution Amount, if any, as of such last Index Business Day.

The Call Calculation Date is expected to be March 5, 2021. The “Call Measurement Period” is expected to consist of the five Index Business Days from March 5, 2021 to March 11, 2021.

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The Affected Securities will be delisted from the Nasdaq prior to the open of trading on the Call Settlement Date.

Holders of the Affected Securities may choose to continue to hold their securities until the Call Settlement Date, or may choose to sell or redeem their Affected Securities prior to the Call Settlement Date, in accordance with the terms of the Affected Securities. March 4, 2021, the last scheduled Index Business Day prior to the Call Calculation Date, will be the last day on which we will redeem any Affected Securities at the option of the holders. BMO has announced the waiver of the minimum early redemption size for each of the Affected Securities. Prior to the waiver, holders of the Affected Securities were required to redeem at least 50,000 ETNs at one time in order to exercise their right to redeem them.

None of the other exchange traded notes that BMO has previously issued are affected by this announcement.

BMO does not intend to issue or register any additional Affected Securities on or after the date of this press release. BMO and its affiliates also intend to suspend any further sales from inventory of the Affected Securities on March 4, 2021. The market value of these securities may be influenced by, among other things, supply and demand for the Affected Securities. It is possible that the suspension of any further sales of the Affected Securities by BMO may influence the market value of the Affected Securities and the liquidity of the market for the Affected Securities, potentially leading to insufficient supply, and causing the Affected Securities to trade at a premium above their closing or intraday indicative value. Any such premium may subsequently decrease at any time and for any reason without warning, resulting in financial loss to investors who paid this premium when they acquired their Affected Securities.

Investors who purchase the Affected Securities at any time prior to the Call Settlement Date for an amount that is greater than the Call Settlement Amount that they will receive on the Call Settlement Date will suffer a loss on their investment. Furthermore, investors who sell the Affected Securities at any time prior to delisting for an amount that is less than the Call Settlement Amount they would have received on the Call Settlement Date will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Affected Securities.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $973 billion as of January 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

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BMO Media Contact:

Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs

US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com

Bank of Montreal, the issuer of the Affected Securities, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the Affected Securities. Please read those documents and the other documents relating to the Affected Securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the Affected Securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the Affected Securities, will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

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